M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

    September 10, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom
Assistant Director

	Re:	InterCloud Systems, Inc.
(Formerly Genesis Group Holdings, Inc.)
Amendment No. 6 to Registration Statement on Form S-1
Filed August 19, 2013
File No. 333-185293
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 14, 2013
Form 8-K
Filed August 19, 2013
File No. 000-32037

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated September 4, 2013 (the “Comment Letter”) relating to Amendment No. 6 to the Registration Statement on Form S-1 (the “Form S-1”) submitted by the Company on August 19, 2013. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

Securities and Exchange Commission
September 10, 2013

Prospectus Cover Page

1.	On the prospectus cover page, please disclose the number of warrants and shares of common stock underlying warrants being offered to the underwriter pursuant to the prospectus.

Response:

The Company has revised the footnote to the table on the prospectus cover page to disclose the number of warrants and shares of common stock underlying warrants being issued to the representative of the underwriters as partial compensation in connection with the offering.

Capitalization, page 34

2.
We note that actual long-term debt as of June 30, 2013 includes contingent consideration.  However, it appears that pro forma long-term debt does not include contingent consideration related to the acquisition of IPC.  Please revise or tell us the basis for excluding contingent consideration related to the IPC acquisition from pro forma capitalization.

Response:

The Company has revised the table under the caption “Capitalization” on page 34 of the prospectus to include contingent consideration related to the acquisition of IPC in proforma long-term debt.

3.
Total capitalization should reflect the sum of long-term debt, including current portion, redeemable common and preferred stock and total stockholders’ equity.  Accordingly, total capitalization on an actual and pro forma basis should not include cash and cash equivalents.  Moreover, total capitalization should not be computed by adding long-term debt and redeemable common and preferred shares and then reducing this amount by stockholders’ equity.  Please revise your capitalization table accordingly or otherwise tell us the basis for your current presentation.

Response:

The Company has revised the table under the caption “Capitalization” on page 34 of the prospectus to revise the total of proforma and actual “Total capitalization” to amounts that were computed in accordance with the comment from the Staff.

Securities and Exchange Commission
September 10, 2013

Dilution, page 37

4.
It does not appear that you have properly computed the net tangible book value of your common stock or the net tangible book value per share of common stock as adjusted to give effect to the issuance of 534,819 shares upon the conversion of outstanding Series E Preferred Stock into common stock and the issuance of 90,176 shares of common stock in connection with the acquisitions of IPC and TNS.  Please review your computations for accuracy and show us how you arrived at the amounts of as adjusted net tangible book value and net tangible book value per share.

Response:

Exhibit A hereto sets forth the calculation of tangible book value and tangible book value per share at June 30, 2013 as set forth under the caption “Dilution” on page 37 of the prospectus.  As set forth on Exhibit A, the issuance of shares upon the conversion of Series E Preferred Stock and the issuance of shares in connection with the IPC and TNS acquisition have been included in such calculation.

5.
We note your disclosure that if the underwriter exercises its option to purchase additional shares in full, your adjusted net tangible book value will increase to ($1.63) per share. Please review your computation for accuracy and show us how you arrived at this amount.

Response:

Under the caption “Dilution” on page 37 of the prospectus, the Company has revised the calculation of adjusted net tangible book value assuming the underwriter exercises its option to purchase additional shares in full.  Exhibit B hereto sets forth such calculation.

Securities and Exchange Commission
September 10, 2013

6.
We note your disclosure that assuming the underwriters exercise their over-allotment option in full, existing shareholders will experience an immediate increase in net tangible book value of $.38 per share.  Please review your computation for accuracy and show us how you computed this amount.  Based on your disclosure that the adjusted net tangible book value per share as of June 30, 2013 was ($6.29) and if the underwriter exercises their over-allotment option in full, your adjusted net tangible book value will increase to ($1.63) per share, it appears the immediate increase in net tangible book value to existing shareholders would be $4.66, or significantly greater than $.38 per share.

Response:

Under the caption “Dilution” on page 37 of the prospectus, the Company has revised the calculation and the applicable disclosure to more accurately reflect the appropriate increase in net tangible book value per share.  Exhibit C hereto sets forth such calculation.

7.
Please show us how you computed the amounts disclosed in the last paragraph on page 37 regarding the impacts on 1) your adjusted net tangible book value per share after the offering; and 2) the dilution to new investors of each $1.00 increase or decrease in the assumed public offering price of $10.00 per share.

Response:

Exhibit D hereto sets forth the calculation for the adjusted net tangible book value per share after the offering and the dilution to new investors for each $1.00 increase or decrease in the assumed public offering price of $10.00 per share.  The Company has revised the appropriate language under the caption “Dilution” on page 37 of the prospectus to reflect the revised calculation.

Securities and Exchange Commission
September 10, 2013

8.
Reference is made to the table at the bottom of page 39.  Please tell us your basis for assuming the conversion of all of your remaining outstanding shares of preferred stock into common stock as of June 30, 2013 in computing the number of common shares purchased and total consideration paid by existing stockholders.  If you intend to include this presentation, we believe that you should provide an additional table which does not include the assumption that all remaining outstanding shares of preferred stock are converted to common stock as of June 30, 2013.  We also believe you should disclose your basis for assuming that all series of preferred shares will be converted to common shares, your lack of ability to compel conversion of these shares to common stock as well as any reasonably foreseeable reasons why any of the preferred shareholders may not elect to convert their shares.

Response:

With respect to the table on the bottom of page 39 of the prospectus under the caption “Dilution,” the Company originally assumed the conversion of all shares of preferred stock because all third party investment in the Company had, at such time, been reflected in the Company’s preferred stock.  Since the original filing of the registration statement, all shares of preferred stock issued to investors who made a cash investment in the Company’s capital stock have been converted to common stock pursuant to the terms of such securities.  All remaining outstanding shares of preferred stock were issued in connection with the Company’s acquisitions of operating businesses, and not for cash consideration.  As a result, the Company believes it is no longer appropriate to assume the conversion of the remaining outstanding shares of preferred stock as there is no certainty that such shares of preferred stock will ever be converted to common stock, and a number of such shares may instead be repurchased or redeemed.  The Company has revised the disclosure relating to such table to delete the language relating to the assumed conversion of the Company’s outstanding preferred stock and has made corresponding adjustments to the numbers in the table.

Unaudited Pro Forma Combined Condensed Financial Information, page 41

9.
We reviewed your response to comment 6 in our letter dated August 13, 2013 and the revisions to your disclosure.  Please revise to clarify that the pro forma information gives effect to the net proceeds of the offering and use of proceeds to complete your acquisition of IPC.

Response:

The Company has revised the relevant headnotes under the caption “Unaudited Pro Forma Combined Condensed Financial Information” beginning on page 42 of the prospectus, as well as note (j) under the heading “Notes to Unaudited Pro Forma Combined Condensed Financial Statements” on page 45 of the prospectus, to clarify that the pro forma information gives effect to the net proceeds of the offering and use of proceeds to complete the Company’s acquisition of IPC.

Securities and Exchange Commission
September 10, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 59

10.	Please include a discussion and analysis of depreciation and amortization expense, the change in the fair value of contingent consideration and other income for each period presented.

Response:

The Company has revised the prospectus on page 62 of the prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” to include a discussion and analysis of depreciation and amortization expense, the change in the fair value of contingent consideration and other income for the six-month periods presented and of depreciation and amortization for the fiscal years presented.  A discussion regarding changes in the fair value of contingent consideration and other income were not applicable for the annual periods.

Liquidity, Capital Resources and Cash Flows, page 65

Working Capital, page 68

11.
We note your disclosure that the increase in your working capital deficit of $4.5 million from December 31, 2012 to June 30, 2013 was primarily the result of the increase in accounts receivable.  Please elaborate on this disclosure by explaining the reasons for the increase in accounts receivable.  Explain whether this trend is indicative of future cash collections and why or why not.  Also identify and explain any other factors contributing to the increase in your working capital deficit.

Response:

The Company has revised the prospectus on page 68 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity, Capital Resources and Cash Flows – Working Capital” to further elaborate on the reasons for the increase in the Company’s working capital deficit at June 30, 2013 and to disclose the primary reasons for the increase in the accounts receivable component.

Securities and Exchange Commission
September 10, 2013

Certain Relationships and Related Party Transactions, page 99

12.
Please revise your description of a related party transaction as “involving an amount exceeding $120,000” to reflect the standard set forth Item 404(d) of Regulation S-K (i.e., transactions involving an amount in excess of “the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years”), and revise this section accordingly to include all relevant transactions.  Please also revise this section to include the transactions described in Note 2 on page F-108, Note 5 on page F-122 and Note 5 on page F-131, or tell us why you are not required to do so.  In addition, please provide the information required by Item 404(a)(5) of Regulation S-K with respect to the loans from MMD Genesis and, if such loans are evidenced in writing, file the relevant agreements as exhibits.

Response:

After reviewing Item 404(d) of Regulation S-K, the Company confirms that $120,000 is the lesser of the two thresholds set forth in such rule.  As a result, the Company believes that no additional disclosure is required in the introductory paragraph, and confirms that no other relevant transactions are required to be included within the section.  The Company respectfully submits that it is not required to include in such section the transactions described in (i) Note 2 on page F-108, as the amount is less than $120,000 and (ii) Note 5 on Page F-122 and Note 5 on page F-131, as such transactions relate to IPC, which the Company has yet to acquire.

The Company has revised the prospectus on page 99 under the caption “Certain Relationships and Related Party Transactions” to provide the information required by Item 404(a)(5) of Regulation S-K with respect to the loans from MMD Genesis.  Such loans are not evidenced in writing.

Securities and Exchange Commission
September 10, 2013

Underwriting, page 114

13.
Please tell us why you are not required to complete the blank on page 115 regarding the fee to be paid to Chardan Capital Markets, LLC, or revise to complete this blank.  We also note that the fee will be “up to” a certain amount; please revise to clarify how this fee will be calculated.  Please also revise to clarify what you mean when you say that the fee will be paid by you “at the Representative’s discretion.”

Response:

The Company has revised the prospectus on page 115 under the caption “Underwriting” to describe the fee payable to Chardan Capital Markets, LLC.

Financial Statements, page 124

Consolidated Balance Sheets, page F-3

14.
Please revise the descriptions of the Series B, Series C and Series D redeemable preferred stock to indicate that there are no outstanding shares at June 30, 2013.  Please also revise the amount of the liquidation preference of the Series D preferred stock to reflect that there are no shares outstanding as of June 30, 2013.

Response:

The Company has revised the Consolidated Balance Sheet on page F-3 of the prospectus to revise the descriptions of the Series B, Series C and Series D redeemable preferred stock and the amount of the liquidation preference of the Series D preferred stock.

15.	Please tell us your consideration of disclosing the terms of the note receivable issued during the six months ended June 30, 2013.

Response:

The Company has included a description of the note receivable in Note 3 to the financial statements on page F-19 of the prospectus under the heading “Summary of Significant Accounting Policies - Convertible Promissory Note Receivable.”

Securities and Exchange Commission
September 10, 2013

16.
Please tell us your consideration of disclosing significant items included in other current assets in the notes to the financial statements given the significant increase in other current assets during the six months ended June 30, 2013.

Response:

The most significant item previously included in “Other current assets” are certain prepaid registration costs related to this offering.  The Company has revised its Consolidated Balance Sheets on page F-3 of the prospectus to reflect such prepaid registration costs as a separate line item.

Notes to Consolidated Financial Statements, page F-7

3.  Summary of Significant Accounting Policies, page F-15

Going Concern, page F-15

17.	Please update the following disclosures provided in the last paragraph on page F-15:

•
“The second potential source of generating cash flow will be through a senior secured financing of the Company’s accounts receivable.  The Company has met with several financial institutions and anticipates closing a suitable financing during the second quarter of 2013.”

•
“Finally, the fourth potential source of generating cash flow is through the consummation of the IPC and Telco acquisitions with the proceeds of this offering.  The Company expects that these entities will contribute positively to the Company's consolidated operating income after they are integrated into the business.”

Response:

The Company has updated and revised the last paragraph on page F-15 of the prospectus in Note 3 to the Financial Statements under the caption “Summary of Significant Accounting Policies - Basis of Presentation and Going Concern – Going Concern.”

Securities and Exchange Commission
September 10, 2013

Principles of Consolidation and Accounting for Investment in Affiliate Company, page F-16

18.	Please update the disclosure in the first paragraph to include your acquisition of AW Solutions, Inc.

Response:

The Company has updated the first paragraph on page F-16 of the prospectus in Note 3 to the Financial Statements under the caption “Summary of Significant Accounting Policies – Principles of Consolidation and Accounting for Investment in Affiliate Company” to include the Company’s acquisition of AW Solutions, Inc.

4.  Acquisitions and Deconsolidation of Subsidiary, page F-25

2013 Acquisition (unaudited), page F-29
Acquisition of AW Solutions, page F-29

19.
With respect to your April 2013 acquisition of AW Solutions, Inc., please disclose the supplemental pro forma information required by ASC 805-10-50-2.h or tell us why you believe this information is not required.

Response:

The Company has revised Note 4 to the financial statements under the heading “2013 Acquisition (unaudited) – Acquisition of AW Solutions” to disclose the supplemental pro forma information required by ASC 805-10-50-2.h.

20.
We note that the amount of goodwill recognized disclosed in the first paragraph does not equal the amount of goodwill disclosed in the table of the allocation of the purchase price to the assets acquired and liabilities assumed.  Please revise or advise.

Response:

The Company has revised the first paragraph of Note 4 to the financial statements under the heading “2013 Acquisition (unaudited) – Acquisition of AW Solutions” to reconcile the amount of goodwill recognized to the amount disclosed in the table of the allocation of the purchase price.

Securities and Exchange Commission
September 10, 2013

Notes –  Contingent Consideration, page F-29

21.
Please tell us why the changes in the fair value of contingent consideration payable to Tropical and RM Engineering disclosed on page F-30 does not equal the change in fair value reflected in the consolidated statements of operations.

Response:

The Company has revised Note 4 to the financial statements under the heading “Notes – Contingent Consideration” on page F-30 of the prospectus to reconcile the changes in the fair value of contingent consideration payable to Tropical and RM Engineering to the change in fair value reflected in the Company’s consolidated statements of operations.

9.  Term Loans, page F-33

Promissory Note, unsecured, page F-39

22.	Please disclose that you incurred a gain of $80,000 recognized in other income upon the extinguishment of the note issued to Wellington Shields & Co.

Response:

The Company has revised Note 9 to the financial statements under the heading “Term Loans – Promissory Note, unsecured” on page F-39 of the prospectus to disclose that the Company incurred a gain of $80,000 upon the extinguishment of the note issued to Wellington Shields & Co.

Securities and Exchange Commission
September 10, 2013

Term Loan Maturing in October 2013, page F-40

23.
Please tell us how you account for the convertible notes and warrants issued to ICG in April 2013, along with the basis in GAAP for your accounting.  Please reference the specific guidance in GAAP which supports your accounting.  Please also tell us your consideration of whether the shares issuable upon conversion of the notes and exercise of warrants should be included in your disclosures elsewhere throughout the registration statement regarding additional common shares potentially issuable (e.g., refer to page 8 of the Prospectus Summary and to page F-22 of the financial statements).

Response:

The Company evaluated the convertible notes issued to ICG and determined that they do not fall within ASC 480-10 due to the fact that it is highly probable that such notes will not be solely and predominantly settled in a variable number of shares.  Rather,  the monetary value of the notes are based predominantly on the cash settled amount of the obligation.  This conclusion is based upon the high probability that the offering will be completed within the six month anniversary of the issuance of the notes, in which event the notes are no longer convertible.  Therefore, the notes were recorded on the balance sheet at face value.

The Company then assessed the warrants issued to ICG under ASC 815-40 and concluded that due to the variability features and potential future adjustments of certain of the warrant terms, the instruments were not deemed indexed to the Company’s own stock under ASC 815-40  and therefore are recorded as a liability at fair value that will be marked-to-market each reporting period.  A third party valuation specialist was engaged to determine the fair value of the warrants at the issuance date, as well as at June 30, 2013, using a binomial model.  The fair value of the warrants at issuance was determined to be approximately $140,000, which amount was recorded as a debt discount to the convertible notes and is being amortized to interest expense over the term of the notes.  On June 30, 2013, the fair value of the warrants was determined to be $100,000.  The Company recorded the difference between the $140,000 and the $100,000 as a gain on change of fair value of derivative liability in its statement of operations for the three months ended June 30, 2013.

The Company also evaluated the notes to determine if any embedded derivatives or conversion options required bifurcation.  The Company concluded that the conversion option in the convertible notes was not clearly and closely related to the host instrument as the notes could be converted into shares (equity) while the host contract represented debt.  Therefore, bifurcation would be necessary under ASC 815-10.  However, the estimated value of the conversion option was immaterial and therefore was not recorded by the Company.

The Company recorded $185,000 of prepaid interest and legal fees as prepaid interest and deferred issuance costs, respectively, and is amortizing that amount over the term of the notes payable.

The Company considered whether the shares potentially issuable upon the conversion of the notes or the exercise of the warrants should be included in the disclosures throughout the registration statement.  The Company determined that it was more likely than not that it would complete an offering of its common stock with gross proceeds in excess of $3,000,000 prior to the maturity date of the promissory notes and concluded, therefore, based on the terms of the notes, that the notes are not likely to be converted into common stock.  The Company also concluded that as the offering is likely to occur, in which event the notes would not be convertible, it is not proper to assume the conversion of the notes elsewhere in the registration statement.  The potential exercise of the warrants are included throughout the registration statement as the warrants will  remain outstanding following the offering.

Securities and Exchange Commission
September 10, 2013

10.  Derivative Instruments, page F-41

24.
It appears that the range of valuation assumptions used to estimate the fair value of the derivative instruments at the bottom of the page relate to the MidMarket warrants and the warrants issued to the holders of the Series E preferred stock.  Since the value of the derivative liability relating the warrants issued to the holders of the Series E preferred stock was minimal and not recognized please revise the table to remove the ranges and present the assumptions used to determine the fair value of the MidMarket warrants. Please similarly revise the table on page 58.

Response:

The Company has revised the disclosure in Note 10 to the financial statements under the heading “Derivative Instruments” on page F-41 of the prospectus and under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Results of Operations – Fair Value of Embedded Derivatives” on page 58 of the prospectus to remove the ranges and assumptions used to determine the fair value of the Series E preferred stock warrants so that the disclosure presented relates only to the MidMarket warrants.

18.  Subsequent Events, page F-53

25.
Please disclose the conditions precedent to closing the acquisition of Telco Professional Services Division (e.g., the Company will need to raise debt or equity financing to fund the purchase cost).  Please repeat or cross reference these disclosures elsewhere throughout the registration statement where you disclose that you intend to consummate the Telco acquisition in the fourth quarter of 2013.

Response:

The Company has revised Note 18 to the Company’s financial statements under the caption “Subsequent Events – Proposed Acquisitions” and elsewhere throughout the registration statement where appropriate to disclose that the financing of the cash portion of the purchase price of Telco is a material condition precedent to the closing of the acquisition of that entity.

Securities and Exchange Commission
September 10, 2013

Exhibit 5.1

26.
Because the definition of “Shares” does not include the 300,000 shares of common stock subject to the over-allotment option, the opinion in the first paragraph on page 2 does not cover the shares subject to the over-allotment option; please revise.  In addition, please revise the first paragraph of the opinion to indicate the number of warrants and shares of common stock underlying warrants that are covered by the registration statement and by the opinion.  Also, we note that the opinion is limited to the “General Corporation Law of the State of Delaware,” however your opinion regarding the warrants must be with respect to the jurisdiction governing the warrant agreement, which in this case is New York; please revise accordingly.  Refer to Section II.B.f. of Staff Legal Bulletin No. 19.

Response:

The legal opinion included as Exhibit 5.1 to the registration statement has been revised accordingly.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

27.
Please make conforming revisions to comply with the above comments in future filings to the extent applicable.  In addition, please provide a discussion and analysis of your liquidity and capital resources and your ability to continue as a going concern in future filings.

Response:

The Company undertakes to make conforming revisions to comply with the above comments in future filings, and to provide a discussion and analysis of the Company’s liquidity and capital resources and ability to continue as a going concern in future filings.

Securities and Exchange Commission
September 10, 2013

Form 8-K Filed August 19, 2013

28.
Please tell us how you have complied with the disclosure requirements in Regulation G with respect to each non-GAAP measure included in the investor presentation, including but not limited to pro forma EBITDA, pro forma adjusted EBITDA, pro forma EBITDA margin, and firm value as a percentage of EBITDA.

Response:

The Company undertakes to file an amendment to its Current Report on Form 8-K to provide a reconciliation of each non-GAAP measure in accordance with Regulation G.

* * *

As it is the goal of the Company to have the Form S-1 declared effective by the Commission by September 16, 2013, the Company would greatly appreciate the Staff’s review of Amendment No. 7 as promptly as practicable.  If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric Hellige of this office at (212) 326-0846.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:           Mr. Mark Munro

Securities and Exchange Commission
September 10, 2013

Exhibit A

InterCloud Systems, Inc.
Dilution Calculation – Comment 4
Common shares outstanding pre-offering
Shares of common stock outstanding - March 31, 2013	699,926
Conversion of Series B Preferred Stock - converted	2,452,742
Conversion of Series C Preferred Stock - converted	1,262,440
Conversion of Series D Preferred Stock - converted	3,352
Issuance of shares pursuant to AWS acquisition	203,735

Shares of common stock outstanding - June 30, 2013	4,622,195

Conversion of Series E Preferred Stock	534,819
Issuance of shares to TNS pursuant to acquisition agreement	20,000
Issuance of shares to IPC pursuant to acquisition agreement	70,176
Shares outstanding pre-offering	5,247,190	(A)

Tangible Book Value pre-offering
Stockholders Deficit - June 30, 2013	$2,366,519
Goodwill	(24,619,457)
Intangible assets	(13,325,977)
Deferred Loan costs	(1,681,349)

Tangible book value - June 30, 2013	$(37,260,264)

Conversion of Series E Preferred Stock	3,350,000
Issuance of shares to TNS pursuant to acquisition agreement	701,760
Issuance of shares to IPC pursuant to acquisition agreement	200,000
Tangible book value pre-offering	$(33,008,504	) (B)

Tangible book value per share - existing shareholders pre-offering	$(6.29	) (B) divided by (A)

Common shares outstanding post-offering
common shares outstanding pre-offering	5,247,190
Common shares to be issued in offering	2,000,000

Shares outstanding post-offering	7,247,190

Tangible book value post-offering
Tangible book value pre-offering	$(33,008,504)
Net proceeds of offering	18,400,000

Net tangible book value- post offering	$(14,608,504)

Tangible book value per share - post offering	$(2.02	) Line 45 divided by line 39

Increase in tangible book value per share - existing shareholders	$4.27	Line 46 less line 32

Offering price	$10.00

Dilution to new stockholders	$12.02	Line 50 less line 46

Securities and Exchange Commission
September 10, 2013

Exhibit B

InterCloud Systems, Inc.
Dilution Calculation – Comment 5
Common shares outstanding post-offering and underwriter option
Common shares outstanding pre-offering	5,247,190
Common shares to be issued in offering	2,000,000
Underwriter option	300,000

Shares outstanding post-offering and underwriter option	7,547,190	(A)

Tangible book value post-offering and underwriter option
Tangible book value pre-offering	$(33,008,504)
Net proceeds of offering	18,400,000
Underwriter option	2,760,000

Net tangible book value post-offering and underwriter option	$(11,848,504	) (B)

Tangible book value per share post-offering and underwriter option	$(1.57	) (B) divided by (A)

Securities and Exchange Commission
September 10, 2013

Exhibit C

InterCloud Systems, Inc.
Dilution Calculation – Comment 6

Common shares outstanding post-offering and underwriter option
Common shares outstanding pre-offering	5,247,190
Common shares to be issued in offering	2,000,000
Underwriter option	300,000

Shares outstanding post-offering and underwriter option	7,547,190	(A)

Tangible book value post-offering and underwriter option
Tangible book value pre-offering	$(33,008,504)
Net proceeds of offering	18,400,000
Underwriter option	2,760,000

Net tangible book value post-offering and underwriter option	$(11,848,504	) (B)

Tangible book value per share - existing shareholders pre-offering	(6.29	) (C)

Tangible book value per share - post offering	$(1.57	) (B) divided by (A)

Increase in tangible book value per share - existing shareholders	$4.72	(B) divided by (A) less (C)

Securities and Exchange Commission
September 10, 2013

Exhibit D

InterCloud Systems, Inc.
Dilution Calculation – Comment 7

	$1.00 Share Price	$1.00 Share Price
	Increase	Decrease

Tangible book value per share - post offering	$(2.02)	$(2.02	) (C)

Common shares outstanding post-offering
common shares outstanding pre-offering	5,247,190	5,247,190
Common shares to be issued in offering	2,000,000	2,000,000

Shares outstanding post-offering	7,247,190	7,247,190	(A)

Tangible book value post-offering with $1.00 increase/decrease in offering price
Tangible book value pre-offering	$(33,008,504)	$(33,008,504)
Net proceeds of offering	18,400,000	18,400,000
Additional proceeds with a $1.00 increase/decrease in offering price	1,840,000	(1,840,000)

Net tangible book value post- offering	$(12,768,504)	$(16,448,504	) (B)

Tangible book value per share - post offering with $1.00 increase/decrease in offering price	$(1.76)	$(2.27	) (B) divided by (A)

Offering price per share	$10.00	$10.00	(D)

Dilution to new stock holders at 10.00 per share offering price	$12.02	$12.02	(D) less (C)

Offering price per share	$11.00	$9.00	(E)

Dilution to new stock holders with $1.00 increase/decrease in offering price per share	$12.76	$11.27	Offering price less Tangible book value
			per share post offering
Each $1.00 increase/decrease in offering price increases/decreases dilution to new shareholders by	$0.74	$(0.75)